Exhibit 99.1

SNDL Launches Rise Rewards Loyalty Program

EDMONTON, AB, April 22, 2025 /CNW/ - SNDL Inc. (Nasdaq: SNDL) (CSE: SNDL) ("SNDL" or the "Company") is excited to announce the launch of its highly anticipated Rise Rewards loyalty program, designed to help Value Buds customers save more, earn more, and get even more from every visit. Starting April 22, 2025, Rise Rewards will be available at all Value Buds locations in Alberta, Ontario, Saskatchewan, and Manitoba.

"Our vision is always focused on the consumer experience, and our Rise Rewards program is an exciting tool to provide even more value for the Value Buds shopper," said Tyler Robson, President of Cannabis at SNDL. "With exclusive member pricing and a simple points system to earn points with every visit, Rise Rewards is a key enhancement to the Value Buds shopping experience, reinforcing our commitment to affordability and value. Our goal is simple: we want to give people more reasons to choose Value Buds—every week, every visit."

Customers can earn points with every visit and by participating in our recycling initiative, reinforcing Value Buds' commitment to affordability, sustainability, and customer appreciation. By leveraging insights from Rise Rewards, SNDL aims to optimize Value Buds' pricing strategies and marketing efforts to provide superior customer experiences. SNDL intends to expand the program across its retail banners in the future.

For more information and to sign up for Rise Rewards, gain access to exclusive perks and more ways to save, visit www.riserewards.com. Rise Rewards is open to those 19 years of age and older (18 years of age and older in Alberta) and no purchase is necessary to participate.

ABOUT SNDL INC.

SNDL Inc. (Nasdaq: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds and Spiritleaf. With products available in licensed cannabis retail locations nationally, SNDL's consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com.

Forward-Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, SNDL's intentions and strategy with respect to the Rise Rewards program and retail operations, SNDL's plan to expand the program to additional retail banners, operational goals, and the development of the legal cannabis market. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in the Company's Annual Information Form dated March 17, 2025, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 07:00e 22-APR-25